

02005980

Vf 2-28-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2002 MAIL PROCESSING SECTION WASH. D.C. 365

SEC FILE NUMBER
8- 44590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pirrone & company, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 Warren St.
(No. and Street)

Hudson, N. Y. 12534
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert R. Pirrone 518-828-4627
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen C. Apolito
(Name — *if individual, state last, first, middle name*)

1930 Route 9 - Schodack, N. Y. 12033-9653
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

p

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Robert R. Pirrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pirrone & Company, Inc., as of ________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

KAREN E. JANSEN
Notary Public, State of New York
No. 01JA5038690
GREENE COUNTY
Commission Expires Jan. 30, 2003

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stephen C. Apolito
Certified Public Accountant
1930 Route 9 – Schodack, NY 12033-9603
(518) 477-6360

INDEPENDENT AUDITOR'S REPORT

To Stockholders
Pirrone & Company, Inc.

I have audited the accompanying statement of financial condition of Pirrone & Company, Inc. as of December 31, 2001, and the related statement of income and stockholders' equity, and statement of cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pirrone & Company, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information had been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Pirrone & Company, Inc. is an introducing broker that clears all transactions on fully disclosed basis with Pershing (a division of Donaldson, Lufkin & Jenrette Securities Corporation). The company promptly transmits all customer funds and securities to Pershing, who carries all of the accounts of such customers and maintains and preserves such books and records pursuant to the requirements of Rules 17a-3 and 17a-4. As a result, the company is not required to report the computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, or Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

The company is also exempt from filing the SIPC Supplemental Report pursuant to Rule 17A-5 (e) (4), which only applies to firms whose gross revenues are greater than $500,000.



Stephen C. Apolito
January 31, 2002

Pirrone and Company, Inc.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 1,477
Receivables from brokers, dealers and clearing organization	(396)
Receivables from non-customers	16,559
Securities owned - at market (Note 1)	1
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $21,443	2,943
Deposits with clearing organization	25,000
Other assets	2,215
Total Assets	$ 47,799

LIABILITIES & STOCKHOLDERS' EQUITY

Liabilities

Accounts payable & accrued expenses	$ 10,288
Line of credit - Key Bank	10,000
Commitments & contingent liabilities (Note 2)	
Total Liabilities	20,288

Stockholders' Equity

Common stock (no par; 200 shs auth.; 100 shs issued.)	100
Additional paid-in capital	60,358
Retained earnings	173,821
Less common stock in treasury, at cost	-206,768
Total Stockholders' Equity (Note 3)	27,511
Total Liabilities & Stockholder's Equity	$ 47,799

Pirrone and Company, Inc.
Statement of Income
For the Period Ending December 31, 2001

REVENUE	
Commissions	$ 206,204
Net investment gains (losses)	
Interest & dividends	1,428
Fee income	31,677
Other revenue (losses)	4,665
Total Revenue	243,974
EXPENSES	
Employee compensation & benefits	96,382
Commissions & clearing house charges	30,437
Information services	5,971
Rent - office & equipment	16,458
Depreciation & amortization	1,964
Regulatory fees & expenses	3,782
Interest expense	1,198
Other expenses (See Schedule I)	51,719
Total Expenses	207,911
Net Income (Loss) (Note 4)	$ 36,063

See independent auditor's report and notes to financial statements.

Pirrone and Company, Inc.
Schedule I
Other Expenses
For the Year Ending December 31, 2001

OTHER EXPENSES

Advertising	$ 5,323
Entertainment & meals	421
Vehicle expenses	2,950
Utilities & telephone	9,113
Office supplies & postage	4,287
Cleaning & maintenance services	1,686
Repairs - building & equipment	
Insurance - general	1,709
Accounting fees	7,144
Other general expenses	18,973
Non tax deductible expenses	113
Total Other Expenses	$ 51,719

See independent auditor's report and notes to financial statements.

Pirrone and Company, Inc.
Statement of Cash Flows
For the Period Ending December 31, 2001

Cash flow from operating activities:	
Cash received from customers	$235,779
Interest and dividends received	1,428
Other operating receipts	-
Cash paid to vendors and employees	(216,178)
Interest paid	(1,198)
Net cash provided (used) by operating activities	19,831
Cash flow from investing activities:	
Sale of marketable securities	0
Furniture & equipment	0
Cash flow from investing activities	0
Cash flow from financing activities:	
Treasury stock transactions	(30,350)
Dividends	-
Bank borrowings	10,000
Net cash provided (used) by financing activities	(20,350)
Net increase (decrease) in cash & equivalents	(519)
Cash & equivalents, beginning of year	1,996
Cash & equivalents, end of year	$ 1,477
Reconcilation of net income to net cash provided by operating activities	
Net income	$ 36,063
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,964
(Increase) decrease in receivables	(6,767)
(Gain loss on sale of investments	-
(Increase) decrease in prepaid expenses	475
Increase (decrease) in accounts payable & accrued exp.	(11,910)
Rounding	6
Total adjustments	(16,232)
Total cash provided (used) by operating activities	$ 19,831

See independent auditor's report and notes to financial statements.

Pirrone and Company, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

STOCKHOLDERS' EQUITY

Beginning retained earnings	$ 137,758	
Net income (loss) for the current year	36,063	
Rounding		
Dividends paid	-	
Ending retained earnings		173,821
Common stock		100
Additional paid-in capital		60,358
Beginning treasury stock	(176,418)	
Additional treasury stock (purchased) retired	(30,350)	
Ending treasury stock		(206,768)
Total Stockholders' Equity		$ 27,511

See independent auditor's report and notes to financial statements.

Pirrone and Company, Inc.
Schedule II
Computation of Net Capital
As of December 31, 2001

1. Total stockholders' equity	$ 27,511	
2. Deduct stockholders' equity not allowable		
3. Total Stockholders' Equity Qualified for Net Capital	27,511	
4. Add:		
A. Liabilities subordinated to claims of creditors allowable		
B. Other (deductions) or allowable credits		
5. Total Capital and Allowable Subordinated Liabilities		27,511
6. Deductions and/or charges		
A. Non-allowable assets:		
1. Receivables from non-customers		
2. Furniture & equipment - net of depreciation	2,943	
3. Security deposits	630	
4. Prepaid expenses	1,585	
Total Non-allowable Assets	5,158	
B. Secured demand note deficiency		
C. Commodity futures contracts and spot commodities		
D. Other deductions and/or charges		
Total Deductions and/or Charges		5,158
7. Other additions and/or allowable credits (list)		
8. Net Capital Before Haircuts on Securities		22,353
9. Haircuts on securities:		
A. Contractual securities commitments		
B. Subordinated securities borrowings		
C. Trading and investment securities:		
1. Exempted securities		
2. Debt securities		
3. Options		
4. Other securities	0	
D. Undue concentration		
E. Other (list):		
Total Haircuts		-
10. Net Capital		$ 22,353

See independent auditor's report and notes to financial statements.

Pirrone and Company, Inc.
Schedule II
Computation of Net Capital
As of December 31, 2001

Computation of Basic Net Capital Requirement

11. Minimum net capital required 6-2/3% of line 19	$ 1,352
12. Minimum dollar net capital requirement	5,000
13. Net capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less line 13)	17,353
15. Excess net capital at 1000%- line 10 less 10% of line 19	20,324

Computation of Aggregate Indebtedness

16. Total aggregate indebtedness from financial statement	20,288
17. Add:	
A. Drafts for immediate credit	
B. Market value of securities borrowed for which no equivalent value is paid or credited	
C. Other unrecorded amounts (list)	
18. Less adjustments for special reserve bank accounts	
19 Total Aggregate Indebtedness	$ 20,288
20. Percent aggregate indebtedness to net capital	90.8%
21. Percent debt to debt-equity total	42.4%

Reconciliation With Company's Computation Included in Part IIA of the Federal and Operational Combined Uniform Single Report as of December 31, 1999:

Excess net capital (line 14) reported in FOCUS	$ 22,351
Adjustment to fee income and related receivables	(4,998)
Excess net capital (line 14) above	$ 17,353

See independent auditor's report and notes to financial statements.

PIRRONE & COMPANY, INC.
Notes to Financial Statements
(See independent auditor's report)
For the year ended December 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission income and related expenses are recorded on a trade date basis.

Marketable securities held by the Company for its own account are valued at market value. The difference between cost and market is included in income.

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided on a double-declining balance basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

2. COMMITMENTS

Under operating leases with the remaining non-cancelable term in excess of one year at December 31, 2001, rentals for office space are approximately $970 a month through August 33, 2002.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule15c3-1) and rules of the NASD, which require the maintenance of minimum net capital equal to the greater of $5000 or 6-2/3% of total aggregate indebtedness, as defined.

4. INCOME TAXES

The Company is an S Corporation for both the federal and New York State income taxes, and is only liable for the New York s corporation fixed dollar minimum tax of $100. As a result, no provision has been made for income taxes.

5. SUBORDINATED LIABILITIES

The Company has no liabilities subordinated to the claims of general creditors. As a result, no statement of changes regarding such liabilities is presented.

Stephen C. Apolito
Certified Public Accountant
1930 Route 9 - Schodack, NY 12033-9653
518-477-6360

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholders
Pirrone & Company, Inc.

In planning and performing my audit of the financial statements of Pirrone & Company, Inc., for the year ended December 31, 2001, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Pirrone & Company, Inc. that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts of customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objectives refereed to in the second paragraph for this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.



Stephen C. Apolito
January 31, 2002